UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates' 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation

200 Nyala Farm Road

Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'

401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2007

TEREX CORPORATION AND AFFILIATES'

401(k) RETIREMENT SAVINGS PLAN

INDEX

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	2-3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Administrative Committee and Participants

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 28, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental H, line 4i – schedule of assets (held at end of year) of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31 ,2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania

June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Terex Corporation and Affiliates'

401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Stamford, Connecticut

June 28, 2007

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31

	2007	2006
ASSETS
Investments:
Mutual Funds at fair value (see Note 3)	$202,763,979	$170,664,827
Common Stock at fair value (see Note 3)	91,561,654	89,696,962
Common Collective Trust at fair value (see Note 3)	14,692,376	14,042,446
Participant loans	14,155,378	11,731,677

Total investments	323,173,387	286,135,912

Receivables:
Participants’ contributions	1,854,548	895,740
Employer’s contributions	880,283	192,535

Total receivables	2,734,831	1,088,275

Total Assets	325,908,218	287,224,187

LIABILITIES
Payables:
Excess contributions payable to participants (see Note 8)	-	(66,005)
Total Liabilities	-	(66,005)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	325,908,218	287,158,182

Adjustments from fair value to contract value for fully benefit-responsive investment contracts (see Note 3)	159,670	141,136

NET ASSETS AVAILABLE FOR BENEFITS	$326,067,888	$287,299,318

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Net appreciation in fair value of investments	$4,215,499
Interest from investments	107
Dividends from investments	14,460,879
Interest from participant loans	845,372
Participant contributions	22,047,929
Employer contributions	11,020,002
Rollover contributions	3,584,401
Total additions	56,174,189

DEDUCTIONS:
Benefits paid to participants	(17,311,415)
Administrative fees	(94,204)
Total deductions	(17,405,619)

NET INCREASE	38,768,570

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	287,299,318

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$326,067,888

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined-contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (“Terex” or the “Company” or the “Employer”) meeting minimum eligibility requirements. The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Administrative Committee is considered the Plan Administrator for purposes of ERISA.

During 2006, the Plan was restated to permit participants to irrevocably designate some or all of their elective contributions under the Plan as designated Roth contributions effective July 1, 2006. Designated Roth contributions are elective contributions that, unlike pre-tax elective contributions, are currently includible in gross income. The Roth contributions are made in lieu of all or a portion of the elective contribution the participant is otherwise eligible to make under the Plan.

Participant Eligibility - Permanent employees that are not under a collective bargaining agreement may begin participation on the first day of the month following their hiring, with the exception for employees of Terex Handlers. Terex Handlers employees’ eligibility begins after completion of sixty days of service. Eligibility for employees under a collective bargaining agreement (“Represented”) is as follows: Terex Reedrill (“Reedrill”) and Halco America Inc. (“Halco”) employees are eligible after completion of six months of service; and The American Crane Corporation, now known as Terex Cranes Wilmington, Inc. (“TCW”), Koehring Cranes, Inc. (“Koehring”) and Cedarapids, Inc. (“Cedarapids”) employees are eligible to participate in the Plan on the first day of the month following their hiring.

Effective September 1, 2007, Represented employees of Simplicity Engineering, Inc. (“Simplicity”) are eligible to participate in the Plan after 120 days of service. Prior to September 1, 2007, the Represented employees of Simplicity were not eligible to participate in the Plan.

Contributions - Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax contribution permitted under Internal Revenue Service (“IRS”) regulations in 2007 and 2006 was $15,500 and $15,000, respectively. Participants age 50 and older can elect to make additional pre-tax contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Employer contributions.

Effective January 1, 2007, the Employer adopted safe harbor matching contributions of 100% of the first 4% of the participant’s contributions, except for Represented employees of Reedrill, Halco and Simplicity, and provided immediate vesting on all safe harbor matching contributions.

For Represented employees, the Employer contributions are as follows: Terex matches 33.33% of the first 6% of the Reedrill and Halco participant’s contribution. Effective September 1, 2007, Terex matches 50% of the first 4% of Simplicity participant’s contribution to the Plan.

The Company may make, in its sole discretion, supplementary contributions.

Prior to January 1, 2007, with the exception of participants at CMI Terex Corporation (“CMI”) and Represented participants of Cedarapids, Reedrill and Halco, the Company matched 50% of the first 8% of base compensation that a participant contributed to the Plan. The Company matched 15% of the amount

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

that CMI participants contributed to the Plan subject to IRS limits, 100% of the first 4% of the Cedarapids participant’s contribution and 33.33% of the first 6% of the Reedrill and Halco participant’s contribution.

Company contributions are made in Terex common stock, $.01 par value per share (“Common Stock”). Effective January 1, 2007, the Company contributions of Common Stock were no longer restricted. Previously, Company matching contributions were restricted until the first business day of the second quarter of each calendar year, at which date, all restricted Company matching contributions in Common Stock were reclassified to unrestricted, thereby allowing participants to exchange the value of Common Stock into other investment options.

Contributions are limited in that the sum of: a) total Employer contributions; b) total participant pre-tax contributions; c) total participant Roth contributions and d) total participant post-tax contributions, cannot exceed the lesser of: i) $45,000 or ii) 100% of the participant’s total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

Vesting - Participants are fully vested immediately in their voluntary contributions and all Employer safe harbor matching contributions plus any actual earnings thereon, except for Represented employees of Reedrill and Halco, who vest in all Employer contributions after one year of eligible service and Simplicity who vest in all Employer contributions immediately. Prior to January 1, 2007, participants vested in all Employer contributions after one year of eligible service.

Forfeitures – Non-vested Employer contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Employer contributions or to pay the Plan’s administrative expenses. However, participants that return to service within five years from their separation date will be entitled to continue vesting in the Employer contributions which were previously forfeited. At December 31, 2007 and 2006 respectively, forfeited non-vested accounts totaled $357,150 and $256,013. These accounts will be used to offset future Employer contributions or pay Plan expenses. During 2007, the forfeiture account was not used for the offset of Employer contributions or payment of plan expenses.

Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings (losses) from the respective investment funds. A participant's contributions and related Employer’s contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, after-tax contributions as defined in the Plan document or upon attainment of age 59-1/2.

In the event the participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000.

Participant Loans - Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator. As of December 31, 2007, interest rates on participant loans ranged from 5.25% to 11.5% with maturities through 2022.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

Expenses - Fees and expenses related to administering the Plan are generally paid by Terex. Investment management fees and loan administration fees are paid by participants.

Payment of Benefits - Benefits are recorded when paid.

Transfers-in – Transfers-in are recognized at the time the assets are received by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Contracts - Financial Accounting Standard Board (“FASB”) FASB Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1 (As Amended), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. As required by this FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost plus accrued interest which approximates fair value.

Risks and Uncertainties - The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007		2006
Terex Corporation Common Stock	$91,561,654	*	$89,696,962	*
Fidelity Diversified International Fund	$21,727,798		$18,165,026
Fidelity Retirement Money Market Portfolio Fund	$20,989,540		$17,814,699
Fidelity Low Price Stock Fund	$20,381,222		$20,961,188

*	Participant and nonparticipant-directed (See Note 4)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,215,499 as follows:

Mutual Funds	$2,928,067
Common Stock	1,287,432
$4,215,499

The Plan has an interest in Fidelity Managed Income Portfolio Class I, a common collective trust (“CCT”). A majority of this CCT is invested in synthetic GICs which are fully benefit-responsive. As described in the Investment Contracts note, contract value is the relevant measurement attribute for synthetic GICs. Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company. The contract value as of December 31, 2007 and 2006 was $14,852,046 and $14,183,582 respectively; the market value as of December 31, 2007 and 2006 was $14,692,376 and $14,042,446, respectively.

4.	PARTICIPANT AND NONPARTICIPANT-DIRECTED INVESTMENTS IN TEREX COMMON STOCK

The Company’s contributions to the Plan are invested solely in the Common Stock of the Company (see Note 1 – Description of the Plan). Additionally, participants may also invest in the Common Stock of the Company. Fidelity holds all Common Stock in one investment account that as of January 1, 2007 may be reallocated by the participants into other investment options. Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	December 31,
	2007	2006
Net Assets:
Terex Corporation Common Stock	$91,561,654	$89,696,962

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007
Changes in Net Assets:
Contributions, including Employer and participant contributions	$13,253,329
Net appreciation	1,287,432
Transfers from participant-directed investments	18,484,459
Withdrawals	(5,407,244)
Net loan activity	(1,032,798)
Expenses paid	(13,807)
Transfers to participant-directed investments	(24,648,402)
Forfeitures	(58,277)
$1,864,692

5.	PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services were $94,204 for the year ended December 31, 2007. In addition, transactions in Common Stock and Participant Loans qualify as party-in-interest transactions.

6.	INCOME TAX STATUS

The Plan received a determination letter, dated May 5, 2004, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and that the Plan is exempt from federal income taxation. On January 31, 2007, the Plan applied for a determination letter covering its restatement and amendments through January 1, 2007. On February 20, 2007, the Plan received an acknowledgment from the IRS stating it was in receipt of the Plan's Determination Letter application, but the Plan is awaiting approval because the IRS is reviewing the exclusion of certain employees during 2003.  The Plan Administrator expects to resolve this issue at no expense to the Plan and obtain a determination letter confirming that the Plan continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

7.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

8.	EXCESS CONTRIBUTIONS PAYABLE TO PARTICIPANTS

The Plan was subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the Plan year ended December 31, 2006, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants. In order to meet the compliance requirements, the Plan refunded a portion of the contributions made by highly compensated participants. The refund for 2006, paid in March 2007, totaled $66,005. The refund is recorded as “Excess contributions payable to participants” in the December 31, 2006 Statement of Net Assets Available for Benefits.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Beginning January 1, 2007, the Employer adopted safe harbor matching contributions to prevent future non-compliance with non-discrimination rules.

9.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the Plan’s 2008 fiscal year. The Plan is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net increase in assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

Total net increase in assets available for benefits per the financial statements	$38,768,570
Contract value in excess of fair value	(18,534)
Total net income per the Form 5500	$38,750,036

TEREX CORPORATION AND AFFILIATES’	EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN	Plan #004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Baron Growth Fund	Registered Investment Company		$3,838,023
	Julius Baer Int’l Equity	Registered Investment Company		5,485,125
	Calamos Growth	Registered Investment Company		3,869,601
	Janus Mid Cap Value Fund	Registered Investment Company		5,438,840
	Pimco Real Return Bond	Registered Investment Company		413,254
	LD Abbett Small Cap Value	Registered Investment Company		2,389,382
	GS High Yield	Registered Investment Company		2,566,327
*	Fidelity Spartan US Equity Index Fund	Registered Investment Company		3,872,280
*	Fidelity Magellan Fund	Registered Investment Company		9,561,417
*	Fidelity Contrafund	Registered Investment Company		15,960,743
*	Fidelity Equity-Income Fund	Registered Investment Company		12,363,980
*	Fidelity Growth Company Fund	Registered Investment Company		11,674,716
*	Fidelity Intermediate Bond Fund	Registered Investment Company		6,960,185
*	Fidelity Balanced Fund	Registered Investment Company		11,766,650
*	Fidelity Low Price Stock Fund	Registered Investment Company		20,381,222
*	Fidelity Diversified International Fund	Registered Investment Company		21,727,798
*	Fidelity Dividend Growth Fund	Registered Investment Company		5,095,742
*	Fidelity Freedom Income Fund	Registered Investment Company		430,399
*	Fidelity Freedom 2000 Fund	Registered Investment Company		6,121,001
*	Fidelity Freedom 2010 Fund	Registered Investment Company		7,767,495
*	Fidelity Freedom 2020 Fund	Registered Investment Company		10,058,249
*	Fidelity Freedom 2030 Fund	Registered Investment Company		12,346,515
*	Fidelity Freedom 2040 Fund	Registered Investment Company		1,685,495
*	Fidelity Retirement Money Market Portfolio Fund	Registered Investment Company		20,989,540
				202,763,979
	Common Stock:
*	Terex Corporation	Common Stock	$41,402,757	91,561,654
	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class I	Common Collective Trust		14,692,376
	Loans:
*	Participants’ Loans	Interest rates ranging from 5.25% to 11.5% and with maturities through 2022	-	14,155,378
		Total		$323,173,387

* Denotes a party-in interest to the Plan.

            (1) Cost information is not required for participant directed funds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates'

401(k) Retirement Savings Plan

/s/ Phillip C. Widman
Date: June 27, 2008	By: Phillip C. Widman

Senior Vice President and Chief Financial Officer

Terex Corporation